FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 24, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: March 24, 2003

                    ANNOUNCEMENT

    from Matáv, Hungary’s leading telecommunications company

The Board of Directors of

the Hungarian Telecommunications Company Ltd.

(headquarters: 1013 Budapest, Krisztina krt.55.)

hereby notifies Shareholders that the Company

will hold its Annual General Meeting

at 11.00 a.m. on April 25, 2003

Place of the General Meeting:

Tölösi Conference Center

Headquarters of Matáv

Budapest I., Krisztina krt. 55.

Agenda of the Annual General Meeting:

1.              Report of the Board of Directors on the management of the Company, the business policy of Matáv Group and report on the business operations and the financial situation of Matáv Group in 2002 according to the requirements of the Accounting Act.

2.              Report of the Board of Directors on the business operations of the Company in 2002, presentation of the proposal of the Supervisory Board and the Auditor

3.              Proposal of the Board of Directors for the use of the profit after tax earned in 2002

4.              Election of the Members of the Board of Directors

5.              Election of the Members of the Supervisory Board

6.              Determination of the remuneration of the members of the Board of Directors and the Supervisory Board

7.              Modification of the Articles of Association of Matáv Rt.

8.              Approval of the Rules of Procedure of the Supervisory Board

9.              Miscellaneous

Conditions for participation and exercising voting rights at the General Meeting

Shareholders may exercise the shareholder’s rights at the General Meeting either in person or through a duly authorized proxy. The authorization shall be set forth in a public instrument or a private document of full probative force. The authorization shall be presented to the representative of the Board of Directors prior to the commencement of the General Meeting. The proxy of the shareholder may act on behalf of the shareholder pursuant to Act CXX of 2001 (Capital Markets Act).

The condition of exercising the voting right at the General Meeting is that the shareholder or the duly authorized proxy of the shareholder is registered in the Stock Registers Department of KELER Rt. (1075 Budapest, Asbóth u. 9-11. Tel: 269-6550/300, 301) at least six (6) working days (at the latest by April 15, 2003) prior to the General Meeting.

Those shareholders whose shares are deposited are kindly asked to notify the administrator of the deposit in writing — in order to avoid possible misunderstandings — of their wish to participate in the General Meeting by April 11, 2003.

We wish to remind our shareholders that the registration will take place from 9.00 a.m. to 10.30. a.m. In the case of registration after the above indicated period the Company may not be held liable if the shareholder (or the proxy) misses part of the General Meeting due to late registration.

If the General Meeting does not have a quorum, the Board of Directors convokes the repeated General Meeting on April 26, 2003 at 11 a.m. with the same agenda at the above specified place.

Hungarian Telecommunications Company Ltd.
Board of Directors Ltd.

Announcement on the place where the documents of the General Meeting can be reviewed

We hereby further notice our kind shareholders that the documents (submissions, draft resolutions) of the annual General Meeting of the Company taking place on April 25, 2003 are available in writing for revision from March 24, 2003 at the administration office of KELER Rt. (1075 Budapest, Asbóth str. 9-11) between 9.00 a.m.and 3.00 p.m. and at the place of the General Meeting from the commencement of the registration (on April 25, 2003 from 9.00 a.m.).